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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               PLASMA-THERM, INC.
                           (NAME OF SUBJECT COMPANY)

                           OERLIKON-BUHRLE HOLDING AG
                           OERLIKON-BUHRLE USA, INC.
                           VOLCANO ACQUISITION CORP.
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   727900102
                         (CUSIP NUMBER OF COMMON STOCK)

                            ALLEN I. ISAACSON, P.C.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
           ----------------------                           --------------------
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
                $162,500,763                                      $32,500
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

 * For purposes of calculating fee only. This amount is based on a per share offering price of $12.50 for 13,000,061 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of December 20, 1999 (the "Merger Agreement"), by and among Plasma-Therm, Inc. (the "Company"), Oerlikon-Buhrle USA, Inc. and Volcano Acquisition Corp. (collectively, the "Bidders"), the Company represented to the Bidders that, as of such date, it had 11,252,311 shares of common stock issued and outstanding, 1,732,750 shares of common stock reserved for issuance upon exercise of outstanding stock options and warrants and agreements to issue options to purchase up to 15,000 shares of common stock between the date of the Merger Agreement and the Closing Date (as defined in the Merger Agreement). The Company has also advised the Bidders that it has approximately 759,117 shares of common stock reserved for issuance pursuant to the terms of the Company's employee stock purchase plan. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    N/A      FILING PARTY:  N/A
FORM OR REGISTRATION NO.:  N/A      DATE FILED:    N/A

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     This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by
Volcano Acquisition Corp., a Florida corporation ("Offeror") and a direct wholly-owned subsidiary of Oerlikon-Buhrle USA, Inc., a Delaware corporation ("Parent") and a direct wholly-owned subsidiary of Oerlikon-Buhrle Holding AG, a company organized under the laws of Switzerland ("OBH"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Plasma-Therm, Inc., a Florida corporation (the "Company"), at a purchase price of $12.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. Offeror has been formed by Parent, a holding company wholly owned by OBH that holds all of OBH's United States subsidiaries, in connection with the Offer and the transactions contemplated thereby.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Plasma-Therm, Inc. The address of the principal executive offices of the Company is 10050 16th Street North, St. Petersburg, Florida 33716.

     (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (d), (g) This Schedule 14D-1 is filed by OBH, Parent and Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning OBH, Parent and Offeror") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

     (e) and (f) None of Offeror, Parent or OBH or, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning OBH, Parent and Offeror"), Section 11 ("Background of the Offer") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e) The information set forth in the Introduction, Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) Not Applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 1 ("Terms of the Offer; Expiration Date"), Section 9 ("Certain Information Concerning OBH, Parent and Offeror"), Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 1 ("Terms of the Offer; Expiration Date"), Section 9 ("Certain Information Concerning OBH, Parent and Offeror"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"),
Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), and the Letter of Transmittal, a copy of which is attached as Exhibit (a)(2), is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated December 27, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees to Clients.
(a)(5)  Notice of Guaranteed Delivery.

(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Summary Announcement, dated December 27, 1999.
(a)(8)  Joint Press Release, dated December 20, 1999.
(a)(9)  Press Release issued by OBH on December 20, 1999.
(b)     Not applicable.
(c)(1) Agreement and Plan of Merger dated as of December 20, 1999, among Parent, Offeror and the Company.
(c)(2)  Form of Amendment to Employment Agreement between the
        Company and certain named Executive Officers.
(c)(3) Confidentiality Agreement, between Parent and the Company, dated as of September 1, 1999.
(c)(4) Termination, Noncompetition and Mutual Release Agreement, between the Company and Ronald S. Deferrari, dated December
        20, 1999.
(c)(5)  Tender and Voting Agreement among Parent, Offeror and the
        Shareholders listed on Schedule A thereto, dated as of December 20, 1999.
(d)     None.
(e)     Not applicable.
(f)     None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OERLIKON-BUHRLE HOLDING AG

                                          By:        /s/ THOMAS EMCH
                                            ------------------------------------
                                            Name: Thomas Emch
                                            Title: General Counsel

                                          OERLIKON-BUHRLE USA, INC.

                                          By:     /s/ BEAT BAUMGARTNER
                                            ------------------------------------
                                            Name: Beat Baumgartner
                                            Title: Chairman and President

                                          VOLCANO ACQUISITION CORP.

                                          By:        /s/ PETER RUOF
                                            ------------------------------------
                                            Name: Peter Ruof
                                            Title: Secretary

Dated: December 27, 1999

                                 EXHIBIT INDEX

EXHIBIT                         DESCRIPTION NO.
-------                         ---------------
(a)(l)    Offer to Purchase, dated December 27, 1999
(a)(2)    Letter of Transmittal
(a)(3)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(4)    Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees to Clients
(a)(5)    Notice of Guaranteed Delivery
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(a)(7)    Summary Announcement, dated December 27, 1999
(a)(8)    Joint Press Release, dated December 20, 1999
(a)(9)    Press Release issued by OBH on December 20, 1999
(c)(1)    Agreement and Plan of Merger dated as of December 20, 1999, among Parent, Offeror and the Company
(c)(2)    Form of Amendment to Employment Agreement between the
          Company and certain named Executive Officers
(c)(3)    Confidentiality Agreement, between Parent and the Company, dated as of September 1, 1999
(c)(4)    Termination, Noncompetition and Mutual Release Agreement,
          between the Company and Ronald S. Deferrari, dated December
          20, 1999.
(c)(5)    Tender and Voting Agreement among Parent, Offeror and the
          Shareholders listed on Schedule A thereto, dated as of
          December 20, 1999